Exhibit (h)(1) Agreement for Administrative Services between the Registrant and FBR Fund Advisers, Inc.

Exhibit (h)(1)

ADMINISTRATIVE SERVICES AGREEMENT

Between

THE FBR FUNDS

and

FBR FUND ADVISERS, INC.

            ADMINISTRATIVE SERVICES AGREEMENT ("Agreement") made as of the 1st day of November, 2005, by and between The FBR Funds, a Delaware statutory trust, which may issue one or more shares of beneficial interest (the "Trust"), and FBR Fund Advisers, Inc., a Delaware Corporation, (as the "Administrator").

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

            WHEREAS, the Trust desires to retain the Administrator to provide administrative services to each of the series listed on Schedule A (each a "Fund" and collectively, the "Funds") in the manner and on the terms and conditions hereinafter set forth;

            NOW THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.  Appointment. The Trust, being duly authorized, hereby employs the Administrator to perform those  services described in this Agreement.  The Administrator shall perform the obligations thereof upon the  terms and conditions hereinafter set forth.  Any administrative services undertaken by the Administrator  pursuant to this Agreement, as well as any other activities undertaken by the Administrator on behalf of the Trust pursuant hereto, shall at all times be subject to any directives of the Board of Trustees of the Trust.

The Administrator shall at all times conform to all applicable provisions of the 1940 Act and any  rules and regulations adopted thereunder; the provisions of the Registration Statement of the Trust under the Securities Act of 1933 and the Act as amended from time to time; the provisions of the Agreement  and Declaration of Trust and the By-Laws of the Trust, and any other applicable provisions of state and federal law.

2.   Duties and Responsibilities of the Administrator. Subject to the direction and control of the Trust, the Administrator shall supervise the Trust's business affairs not otherwise supervised by other agents of the Trust. To the extent not otherwise provided by other parties under agreement with the Trust, the Administrator shall perform the following duties: (i) coordination and oversight of all third parties  furnishing services to the Trust; (ii) compliance services of the Trust; (iii) regulatory and other fund reporting; and (iv) executive and administrative services.  Such responsibilities include, but are not limited to, (i) the reporting of non-investment  related  statistical  and research data; (ii) supervision or preparation of tax returns, reports to shareholders, and reports to and filings with the Securities and Exchange Commission, state securities commissions and Blue Sky authorities, including preliminary and definitive proxy materials and post-effective amendments to the Trust's registration statement; (iii) review of invoices or other requests for payment of Trust expenses; (iv) coordination and preparation of materials for meetings of the Trust's Board of Trustees; and (v) provide personnel to serve as officers of the Trust if so elected by the Board of Trustees.

Administration shall also respond to inquiries from Trust shareholders or otherwise answer communications from Trust shareholders if such inquiries or communications are directed to the Administrator. If any such inquiry or communication would be more properly answered by one of the agents providing such services to the Trust, the Administrator will coordinate, as needed, the provision of their response.

3.   Record Keeping and Other Information.  The Administrator shall create and maintain all  necessary records in accordance with all applicable laws, rules and regulations,  including but not limited to records required by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder,  pertaining to the various functions performed by it and not otherwise created and  maintained  by another  agent pursuant to agreement with the Trust.  Where applicable, such records shall be maintained by the  Administrator for the periods and in the places required by Rule 31a-2 under the Investment Company Act of 1940.

All records required to be maintained and preserved by the Trust, pursuant to rules or regulations of the Securities and Exchange Commission under Section 31(a) of the 1940 Act, and maintained and preserved by the Administrator on behalf of the Trust, are the property of the Trust and shall be surrendered by the Administrator promptly on request by the Trust. The Administrator shall not disclose or use any record or information obtained pursuant to this Agreement in any manner whatsoever except as expressly authorized by this Agreement and applicable law. The Administrator shall keep confidential any information obtained in connection with its duties hereunder and shall disclose such information only if the Trust has authorized such disclosure or if such disclosure is expressly required by applicable law or federal or state regulatory authorities.

4.   Audit, Inspection and Visitation.  The Administrator shall make available to the Trust during regular  business hours all records and other data created and maintained pursuant to the foregoing  provisions of this Agreement for reasonable audit and inspection by the Trust or any regulatory agency having authority over the Trust.

5.   Compensation.  As compensation for all services rendered, facilities provided, and expenses paid by the Administrator, the Trust shall compensate the Administrator in accordance with Exhibit B, hereto.  The Administrator's fee shall accrue on each calendar day and the sum of the daily fee accruals shall be paid monthly to the Administrator by the fifth (5th) business day of the next calendar month.  Fees shall be calculated based on net assets of the Funds, as determined in accordance with the current Prospectus(es) of the Trust, as of the close of business on the last preceding business day on which the Trust was open for business.

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

6.  Expenses Paid by the Administrator.  The Administrator shall bear all of its own expenses in connection with the performance of its duties under this Agreement.  The Administrator shall pay all salaries, expenses, and fees, if any, of employees of the Administrator who may also serve as officers of the Trust.

7.   Expenses Paid by the Trust.  The Trust shall bear all expenses of its organization, operation, and business not specifically waived, assumed, or agreed to be paid by the Administrator as provided in this Agreement or any other agreement between the Trust and the Administrator, and as described in the Trust's then-current Prospectus(es) and Statement(s) of Additional Information.

8.   Services to Other Clients.  Nothing in this Agreement shall prevent the Administrator or any affiliated person of the Administrator from providing services for any other person, firm or corporation,  including other investment companies;  provided, however, that the Administrator expressly represents that it will undertake no activities which, in its judgment, will adversely affect the performance of its obligations to the Trust under this Agreement.

9.   Limitation of Liability.  The Administrator shall be held to a standard of reasonable care in carrying out its responsibilities under this Contract.  The Administrator may apply to the Board of Trustees of the Trust at any time for instructions and may consult counsel for the Trust or its own counsel and with accountants and other experts with respect to any matter arising in connection with the Administrator's duties, and the Administrator shall not be liable or accountable for any act taken or omitted by it in good faith in accordance with such instruction or with the opinion of such counsel, accountants, or other experts.

Neither the Administrator nor any of its directors, officers, employees or agents performing services for the Trust, at the direction or request of the Administrator in connection with the Administrator's discharge of its obligations undertaken or reasonably assumed with respect to this Agreement, shall be liable for any act or omission in the course of or in connection with the Administrator's services hereunder, including any error of judgment or mistake of law or for any loss suffered by the Trust, in connection with the matters to which this Agreement relates; provided, that nothing herein contained shall be construed to protect the Administrator or any such person against any liability to the Trust or its shareholders to which the Administrator or such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its or their duties on behalf of the Trust.  The Administrator shall at all times have the right to mitigate or cure any and all losses, damages, costs, charges, fees, disbursements, payments and liabilities to the Trust and its shareholders.

10.  Indemnification by the Trust.  As long as the Administrator acts in good faith and with due diligence and without gross negligence, the Trust shall indemnify the Administrator and hold it harmless from and against any and all actions, suits, and claims, including claims of third parties, whether groundless or otherwise, and from and against any and all losses, damages (excluding consequential, punitive or other indirect damages), costs, charges, reasonable counsel fees and disbursements, payments, expenses, and liabilities (including reasonable investigation expenses) arising directly or indirectly out of the administrative services or any other service rendered to the Trust hereunder. The indemnity and defense provisions set forth herein shall indefinitely survive the termination of this Agreement.

The Administrator shall secure and maintain a fidelity bond, or be covered by an affiliate's blanket fidelity bond, in at least the amount required by Rule 17g-1 under the 1940 Act for joint insurance bonds of investment companies.

11.  Term of Agreement.  This Agreement shall be effective as of the date set forth above and shall continue in effect for an initial period that will expire on two years from the date listed above ("Term").  Thereafter, the Agreement will continue for successive 12 month terms, provided such continuance is specifically approved annually by (i) the Trust's Board of Trustees; or (ii) a vote of the majority (as defined in the 1940 Act) of each Fund's outstanding voting securities, provided that in either event the continuance is also approved by a majority of the Board of Trustees who are not "interested persons" (as defined in the 1940 Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.  This Agreement is terminable at any time, by either party, without payment of any penalty, upon 60 days' notice.  In the event, however, of willful misfeasance, bad faith, negligence or reckless disregard of its duties by the Company, the Trust has the right to terminate the Agreement upon 60 days written notice, if the Company has not cured such willful misfeasance, bad faith, negligence or reckless disregard of its duties within 60 days.  The termination date for all original or after-added investment companies which are, or become, a party to this Agreement shall be coterminous.  Investment companies that merge or dissolve during the Term, shall cease to be a party on the effective date of such merger or dissolution.

The assignment (as that term is defined in Section (2)(a)(4) of the 1940 Act and rules thereunder) of this Agreement or any rights, or obligations thereunder, shall be prohibited by either party without the written consent of the other party. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

Any amendment to this Agreement shall be in writing and signed by the parties hereto provided, that no material amendment shall be effective unless authorized by resolution of the Board of Trustees of the Trust or by a majority of the outstanding voting securities of the Trust or, in the case of an amendment to this Agreement with respect to a particular Fund, by a resolution of the Board of Trustees of the Trust or a vote of majority of the outstanding voting securities of such Fund.

12.  Governing Law. Except insofar as the 1940 Act or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Maryland.

13.  Notices.   Notices of any kind to be given to the Trust hereunder by the Administrator shall be in writing and shall be duly given if mailed or delivered to Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention:  William Ginivan, or at such other address or to such individual as shall be so specified by the Trust to the Administrator.  Notices of any kind to be given to the Administrator hereunder by the Trust shall be in writing and shall be duly given if mailed or delivered. to the Administrator at 4922 Fairmont Ave., Bethesda, Maryland 20814, Attention: Susan Silva or at such other address or to such individual as shall be so specified by the Administrator to the Trust. Notices shall be effective upon delivery.

14.  Force Majeure.  The Administrator shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available.  In the event of equipment failures, the Administrator shall, at no additional expense to the Trust, take reasonable steps to minimize service interruptions.  The Administrator shall have no liability for cessation of services hereunder or any damages resulting therefrom to the Trust as a result of work stoppage, power or other mechanical failure, natural disaster, governmental action, communication disruption or other impossibility of performance.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

THE FBR FUNDS		FBR FUND ADVISERS, INC.
By:	/s/ Susan L. Silva	By:	/s/ David H. Ellison
Susan L. Silva		David H. Ellison
Treasurer		President

EXHIBIT A

FBR Large Cap Financial Fund

FBR Small Cap Financial Fund

FBR Small Cap Fund

FBR Large Cap Technology Fund

FBR Small Cap Technology Fund

FBR Gas Utility Index Fund

FBR Pegasus Fund

FBR Fund for Government Investors

FBR Maryland Tax-Free Fund

FBR Virginia Tax-Free Fund

EXHIBIT B

FEE SCHEDULE

Asset Level	Annual Fee *
First $2 billion	0.060%
Next $1 billion	0.050%
Over $3 billion	0.035%

*Annual Fee paid monthly and calculated daily on average net assets of the Trust.